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Exhibit 99.1

Press Release Including 2010 Outlook

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports financial results for 2009 and operational goals for 2010

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see Non-GAAP Financial Measures on page 9 of our report to shareholders for the period ended December 31, 2009. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

On August 1, 2009, Suncor Energy Inc. completed its merger with Petro-Canada. The three and twelve month amounts ending December 31, 2009 reflect results of the post-merger Suncor from August 1, 2009 together with results of legacy Suncor only from January 1 through July 31, 2009. The comparative figures reflect solely the 2008 results of legacy Suncor. For further information with respect to the merger transaction, please refer to note 3 to the December 31, 2009 unaudited interim consolidated financial statements.

Calgary, Alberta (February 2, 2010) — Suncor Energy Inc. today reported fourth quarter 2009 net earnings of $457 million ($0.29 per common share), compared to a net loss of $215 million ($0.24 per common share) for the fourth quarter of 2008. Operating earnings in the fourth quarter of 2009 were $323 million ($0.21 per common share), compared to $14 million ($0.02 per common share) in the fourth quarter of 2008. Cash flow from operations was $1.129 billion in the fourth quarter of 2009, compared to $231 million in the fourth quarter of 2008.

The increase in operating earnings and cash flow from operations in the fourth quarter of 2009 was primarily due to increased upstream production and refined product sales volumes resulting from the merger with Petro-Canada, higher price realizations due to stronger benchmark crude oil prices in the fourth quarter of 2009 compared to the same period in 2008, however these realizations were partially offset by realized losses of approximately $185 million after-tax on risk management derivative contracts, and increased production from Suncor's legacy oil sands operations resulting from improved operational reliability. These factors were partially offset by higher operating expenses that resulted from the merger with Petro-Canada and the increased production at our legacy oil sands operations, increased royalty expense due to the higher benchmark crude oil prices, and a fire at one of our upgraders in December 2009 which impacted overall production in the fourth quarter of 2009 by approximately 30,000 barrels per day.

"We started the year confronting one of the most challenging global economic downturns of the past century, but today Suncor is a larger, stronger and more financially flexible company as we continue to realize some significant synergies following the merger with Petro-Canada," said Rick George, president and chief executive officer. "We've made gains on achieving safe, reliable and cost-effective energy production across all our operations in 2009, which we intend to build on in 2010."

Suncor Energy Inc. P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5 Website: www.suncor.com

Suncor's total upstream production during the fourth quarter of 2009 averaged 638,200 barrels of oil equivalent (boe) per day, including additional production of 325,600 boe per day resulting from the merger. Upstream production from Suncor's legacy oil sands and natural gas operations averaged 312,600 boe per day in the fourth quarter of 2009, compared to 279,400 boe per day in the fourth quarter of 2008.

Oil Sands production (excluding proportionate production share from the Syncrude joint venture) contributed an average 278,900 barrels per day (bpd) in the fourth quarter of 2009, compared to fourth quarter 2008 production of 243,800 bpd. Average production increased compared to the fourth quarter of 2008 as a result of improved operational reliability during the quarter. However, production volumes were negatively impacted by unplanned maintenance activities following the upgrader fire in December 2009.

Cash operating costs for our oil sands operations (excluding Syncrude) averaged $38.70 per barrel in the fourth quarter of 2009, compared to $41.30 per barrel during the fourth quarter of 2008. The decrease in cash operating costs per barrel was primarily due to increased production and a decrease in natural gas input prices. These factors were partially offset by an increase in operational expenses due to the inclusion of operating costs from MacKay River facilities in the fourth quarter of 2009. The merger with Petro-Canada did not result in increased oil sands production volumes (excluding Syncrude), as production from MacKay River had been included in Suncor's reported production from January 1 to July 31, 2009 as volumes processed by Suncor under a processing fee agreement. Production from MacKay River averaged 31,700 bpd in the fourth quarter of 2009.

Suncor's proportionate production share from the Syncrude joint venture contributed an average 39,300 bpd of sweet synthetic crude production during the fourth quarter of 2009.

Production from Suncor's natural gas business during the fourth quarter of 2009 averaged 764 million cubic feet equivalent (mmcfe) per day. Production from Suncor's legacy natural gas operations averaged 202 mmcfe per day in the fourth quarter of 2009, compared to 213 mmcfe per day in the fourth quarter of 2008. This decrease in production was primarily due to shut-in production in the Elmworth area and the sale of certain non-core assets in the second quarter of 2009.

During the fourth quarter of 2009, East Coast Canada production contributed an average 63,600 bpd, while production from our International segment (comprising our assets in the North Sea and other international areas) averaged 129,000 bpd. Production for both the East Coast Canada and International segments was lower than capacity primarily as a result of planned and unplanned maintenance, as well as OPEC production quota constraints in Libya.

Refining and Marketing's fourth quarter earnings reflected the merger with Petro-Canada and the impact of strong retail margins. Sales of refined petroleum products for the fourth quarter averaged 82.9 million litres per day, which included 52.7 million litres per day resulting from the merger. Suncor's legacy refining and marketing operations averaged 30.2 million litres per day in the fourth quarter of 2009, compared to 31.5 million litres per day for the same period in 2008.

2009 Overview

At the company's annual and special meeting in June 2009, Suncor shareholders approved a merger with Petro-Canada. The merger subsequently closed on August 1, 2009, and Suncor became Canada's largest energy company and fifth largest North American-based energy company by market capitalization.

Net earnings for 2009 were $1.146 billion ($0.96 per common share), compared to $2.137 billion ($2.29 per common share) in 2008. Operating earnings in 2009 were $1.206 billion ($1.01 per common share), compared to $2.534 billion ($2.72 per common share) in 2008. Cash flow from operations was $2.799 billion in 2009, compared to $4.057 billion in 2008.

The decrease in 2009 operating earnings and cash flow from operations was primarily due to lower price realizations, as average benchmark commodity prices were significantly weaker in 2009 compared to 2008, in addition to realized losses of approximately $315 million after-tax on risk management derivative contracts as settlement prices were lower than benchmark prices for much of the year. These factors were partially offset by the increased upstream production and refined product sales volumes resulting from the merger with Petro-Canada, and improved operational performance from our existing oil sands assets.

After completion of the merger with Petro-Canada, Suncor's total upstream production during the final five months of 2009 averaged 635,200 boe per day, including additional production of 311,100 boe per day resulting from the merger.

Oil Sands production (excluding proportionate production share from the Syncrude joint venture) contributed an average 290,600 bpd in 2009, compared to 2008 production of 228,000 bpd. The increased production was primarily due to improved operational reliability in 2009, partially offset by unplanned maintenance activities following the upgrader fire in December 2009. Production in 2008 was negatively impacted by planned and unplanned maintenance shutdowns in our upgrading and extraction assets, as well as a regulatory imposed production cap on our Firebag in-situ operations. Syncrude operations contributed an average 38,500 bpd of sweet synthetic crude production in the last five months of 2009.

Oil Sands cash operating costs in 2009 (excluding Syncrude) averaged $33.95 per barrel, compared to $38.50 per barrel during 2008. The decrease in cash operating costs per barrel was primarily due to higher production and a decrease in natural gas input prices. These factors were partially offset by an increase in operational expenses due to the inclusion of operating costs from MacKay River facilities after completion of the merger.

Post-merger production from Suncor's natural gas business during the final five months of 2009 averaged 767 mmcfe per day. Production from Suncor's legacy natural gas operations averaged 210 mmcfe per day in 2009, compared to 220 mmcfe per day in 2008.

East Coast Canada production contributed an average 58,000 bpd during the final five months of 2009, while production from our International segment contributed an average 120,800 bpd in the same period. Production for both of these segments was lower than capacity primarily as a result of planned and unplanned maintenance, the tie-in of the North Amethyst extension at White Rose, and OPEC production quota constraints in Libya.

Refining and Marketing's 2009 earnings reflected the positive impacts of the merger with Petro-Canada and improved operational reliability, partially offset by lower margins on light oil and decreased demand for refined petroleum products. Sales of refined petroleum products for the final five months averaged 84.8 million litres per day. Despite sales growth being constrained in 2009 by current economic conditions, total sales of refined petroleum products from Suncor's legacy refining and marketing operations averaged 32.6 million litres per day in 2009, compared to 31.5 million litres per day in 2008, reflecting increased refinery reliability.

Growth and Operational Update

In November 2009, Suncor's Board of Directors approved a $5.5 billion capital spending plan for 2010. Approximately $1.5 billion will be directed toward growth project funding, primarily at the company's oil sands operations, while $4 billion in spending is targeted to sustaining existing operations.

The majority of growth spending will be directed toward the Firebag Stage 3 in-situ oil sands expansion, which was approximately 50 per cent complete before being deferred in early 2009. Suncor now expects the project to begin production in the second quarter of 2011, with volumes then beginning to ramp up toward design capacity of approximately 68,000 bpd of bitumen over a period of approximately 18 months. Spending will also be directed to Firebag Stage 4 to support a target of first bitumen production in the fourth quarter of 2012. Stage 4 also has a design capacity of 68,000 bpd.

"These are the first steps in our strategic plan to steadily increase oil sands production as we embark on a period of disciplined, but significant growth," said George. "Suncor enjoys the luxury of having more growth opportunity than we can immediately execute, so it's really a matter of ranking these opportunities and making sure we proceed with the right project at the right time and in the right way."

Growth capital will also be directed toward completing a naphtha unit in one of our upgraders and to the expansion of Suncor's St. Clair Ethanol Plant. International growth capital plans include commitments in Libya and investments planned to bring the Ebla gas project in Syria into production in the second quarter of 2010.

Capital plans and sequencing for other projects in Suncor's growth portfolio are under evaluation with a further update expected in the fourth quarter of 2010.

The company continues to incur costs related to placing certain growth projects into "safe mode" as a result of the company revising its 2009 capital budget due to market conditions earlier in the year. Safe mode is defined as the costs of deferring the projects and keeping the equipment and facilities in a safe manner in order to expedite remobilization. As a result of placing the company's projects into safe mode, pre-tax costs of $382 million were incurred in 2009. Further safe mode costs of $150 million to $200 million on a pre-tax basis are expected to be incurred in 2010.

As part of its strategic business alignment, Suncor announced its intention to divest of a number of non-core assets. The proposed divestments identified to date include certain natural gas assets in Western Canada and the United States Rockies, all Trinidad and Tobago assets and certain non-core North Sea assets, including all assets in The Netherlands.

On December 31, 2009, Suncor entered into an agreement to sell substantially all of its oil and gas producing assets in the United States Rockies for proceeds of $517 million (US$494 million), which is approximately equal to its net book value at December 31, 2009. The sale is expected to close in March 2010.

"As a result of the recent merger, Suncor now holds the largest single position in the oil sands industry," said George. "The combination of strategic investment in oil sands growth projects and strategic divestment of non-core assets will mean a steady shift in balance in favour of what has always been Suncor's core business."

In conjunction with the merger with Petro-Canada, the Competition Bureau of Canada required Suncor to divest 104 retail sites in Ontario. On December 8, 2009, Suncor entered into an agreement with Husky Energy whereby Suncor agreed to sell 98 sites with expected closing dates commencing in the first half of 2010 as ownership of individual sites is transferred to the purchaser.

While the timeline for the divestment of assets remains flexible, Suncor expects most of the sales to occur during 2010. Divestment proceeds will be used to reduce the company's debt.

Outlook

Suncor's outlook provides management's targets for 2010 in certain key areas of the company's business. Users of this forward-looking information are cautioned that actual results may vary from the targets disclosed.

2010 Full Year Outlook
Total production (boe per day) — before targeted divestitures(1)	644,000
Total production (boe per day) — related to targeted divestitures(1)	75,000

Oil Sands(2)
Production (bpd)	300,000 (+/-5%)
Sales
Diesel	8%
Sweet	39%
Sour	46%
Bitumen	7%
Realization on crude sales basket(3)	WTI @ Cushing less Cdn$4.75 to Cdn$5.75 per barrel
Cash operating costs(4)	$35 to $39 per barrel

Syncrude production (bpd)	38,000 (+/-5%)

Natural Gas
Production(5) (mmcfe per day) — before targeted divestitures(1)	680 (+/-5%)
Production(5) (mmcfe per day) — related to targeted divestitures(1)	300
Natural gas	91%
Crude oil and liquids	9%

East Coast Canada
Production (bpd)	55,000 (+/-5%)

International
Production (boe per day) — before targeted divestitures(1)	138,000 (+/-5%)
Production (boe per day) — related to targeted divestitures(1)	25,000
Crude oil and liquids	87%
Natural gas	13%

(1)
Actual production results may be impacted by the timing of planned divestments.

(2)
Excludes Suncor's proportionate production share from the Syncrude joint venture.

(3)
Excludes the impact of hedging activities.

(4)
Cash operating cost estimates (excluding Syncrude) are based on the following assumptions: (i) production volumes and sales mix as described in the table above; and (ii) a natural gas price of $5.00 per gigajoule ($5.28 per mcf) at AECO. This estimate does not include costs related to deferral of growth projects.

(5)
Production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

This outlook is based on Suncor's current estimates, projections and assumptions for the 2010 fiscal year and is subject to change. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. Assumptions for the Oil Sands 2010 full year outlook include reliability and operational efficiency initiatives which we expect to minimize unplanned maintenance in 2010. Natural Gas, East Coast Canada and International 2010 outlook numbers include assumptions related to reservoir performance, drilling results, facility reliability, changes in OPEC production quotas, and execution of planned turnarounds within allotted time frames.

Factors that could potentially impact Suncor's operations and financial performance for 2010 include:

  •
  Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and in-situ reservoir performance could impact 2010 production targets.

  •
  Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be impacted by unplanned maintenance.

  •
  Unplanned maintenance. Production estimates could be impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

  •
  Planned maintenance. Production estimates could be impacted due to unexpected events impacting the timing or duration of planned maintenance.

  •
  Planned divestitures. Our inability to execute planned divestitures could impact our debt management and capital expenditure plans.

  •
  Commodity prices. Significant declines in natural gas commodity prices could result in the shut-in of some of our natural gas production.

  •
  Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor's operations in Libya may be constrained by OPEC quotas.

Notice — Forward-Looking Information

This news release contains certain forward-looking statements and other information that are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends. These statements and information are subject to a number of risks and uncertainties, many of which are beyond the company's control.

All statements and other information that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "estimates," "plans," "scheduled," "intends," "believes," "projects," "indicates," "could," "focus," "vision," "goal," "outlook," "proposed," "target," "objective," "will" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them.

Suncor's outlook includes a production range based on our current expectations, estimates, projections and assumptions. Uncertainties in the estimating process and the impact of future events may cause actual results to differ, in some cases materially, from our estimates. Assumptions are based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be relevant. For a description of assumptions and risk factors specifically related to the 2010 outlook, see page 6 of our report to shareholders for the period ended December 31, 2009.

Certain financial measures referred to in this news release, namely operating earnings, cash flow from operations, return on capital employed (ROCE) and oil sands cash and total operating costs per barrel, are not prescribed by GAAP. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Suncor includes these non-GAAP financial measures because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a further description of these measures please refer to page 9 of our report to shareholders for the period ended December 31, 2009.

The risks, uncertainties and other factors that could influence actual results include but are not limited to, those risks, uncertainties and other factors described throughout this news release and: market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; availability of third-party bitumen; success of hedging strategies; maintaining a desirable debt to cash flow ratio; changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; commodity prices, interest rates and currency exchange rates; Suncor's ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects and regulatory projects; Suncor's inability to execute planned divestitures; political, economic and socio-economic risk associated with foreign operations (including OPEC production quotas); the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor's reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties; changes in environmental and other regulations (for example, the Government of Alberta's review of the unintended consequences of the proposed Crown royalty regime, the Government of Canada's current review of greenhouse gas emission regulations); the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; failure to realize anticipated synergies or cost savings; risks regarding the integration of Petro-Canada and incorrect assessments of the value of Petro-Canada. The foregoing important factors are not exhaustive.

Many of these risk factors are discussed in further detail throughout Suncor's report to shareholders for the period ended December 31, 2009 and in Suncor's and legacy Petro-Canada's Annual Information Form/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

To listen to the conference call discussing Suncor's fourth quarter results, visit www.suncor.com/webcasts.

Investor inquiries:	Helen Chan 403-693-2048
Media inquiries:	Dany Laferriere 403-269-8760

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  Exhibit 99.1
Press Release Including 2010 Outlook